Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

PEC Talking Points About the One Medical Announcement

PEC Talking Points
•Yes! We’re excited about the news.
•Today, we announced that we plan to join together with One Medical, a company dedicated to primary care that has a similar vision and mission to ours, in our journey to transform healthcare.
•Coming together will allow us to serve a wider range of people and transform health care across more communities.
•While we made an announcement today, there are a number of steps to go through before it is closed, which is expected to occur in the coming months.

•Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora's care model or teams. This means that your team will continue to focus on providing you with the same great care you’ve come to expect.
Prospective patient FAQs
How will this impact me as a patient?

There are still a number of steps to go through before it is official. In the meantime, it will be business as usual and you will see no immediate change in Iora's care model or teams. This means that your team will continue to focus on providing you with the same great care you’ve come to expect.

Will Iora still treat Medicare patients?

Yes, Iora will continue to care for Medicare patients. Coming together will also allow us to serve a wider range of people and transform health care across more communities.

Why did Iora decide to combine with One Medical?

We believe that bringing our two organizations together will allow us to transform health care at a greater scale across more communities, and for every stage of life. One Medical and Iora Health also share similar organizational values and we are both committed to continuing to provide great patient care.

Why do this if nothing will change?
We expect that the two companies together will be able to invest more in our technology and in our clinical models to continue on our path of continuous improvement.

Will I have to change my doctor or care team?

Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora's care model or teams. This means that your team will continue to focus on providing you with the same great care you’ve come to expect.

If I join now what will happen to me once One Medical and Iora are one company?
PATIENT-FACING generic answer
Thank you for your message/email/response, we appreciate hearing feedback from patients first hand and your opinions matter to us. At this time, we do not anticipate any immediate change to Iora’s care model, teams, or plans we accept. Pending the completion of closing, it will be business as usual for you. [only if in response to email: We sent this email out as we wanted to make sure you heard it from us directly.]  We are committed to updating you,our patients on significant developments that will impact your care.  Thank you for your trust in Iora and we look forward to continuing to work with you!

Will my co-pay change?

No, we don’t currently have any plans to charge patients on Medicare any fee beyond what is required by their Medicare plan.